

**09059066**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 65845 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2008___ AND ENDING December 31, 2008
                                   MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

10-1/2 E. Washington Street
(No. and Street)

| Cleveland | OH | 44022 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G Financial Services, Inc.
(Name – if individual, state last, first, middle name)

| 32125 Solon Road | Solon | OH | SEC 44139 |
| --- | --- | --- | --- |
| (Address) | (City) | (State Mail Processing | Zip Code) |
| | | Section | |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 02 2009

Washington, DC
**101**

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



# OATH OR AFFIRMATION

I, __William Vogelgesang__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Candlewood Securities LLC__ , as of __December 31__ , 20__08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__Executive Vice President and Treasurer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Columbia West Capital, LLC

## Table of Contents



**Cleveland Office**

32125 Solon Road

Cleveland, Ohio 44139

(440) 248-8787

fax (440) 248-0841

www.SSandG.com

Independent Auditors' Report

To the Members
Candlewood Securities LLC

We have audited the accompanying statements of financial condition of Candlewood Securities LLC as of December 31, 2008 and 2007, and the related statements of income (loss), changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Candlewood Securities LLC at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

*SS+G Financial Services, Inc.*

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
February 19, 2009

*Providing the services that bring solutions.*

member of:
OSCPA, PCAOB, the AICPA's Center for Audit Quality, and The Leading Edge Alliance.

# CANDLEWOOD SECURITIES LLC

## STATEMENTS OF FINANCIAL CONDITION

|  | DECEMBER 31, | |
|---|---|---|
|  | **2008** | 2007 |
| **ASSETS** | | |
| Cash | $ 23,579 | $ 25,398 |
| Prepaid expenses and other assets | 4,679 | 4,679 |
| TOTAL ASSETS | $ 28,258 | $ 30,077 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| MEMBERS' EQUITY | $ 28,258 | $ 30,077 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 28,258 | $ 30,077 |

*See accompanying notes to financial statements.*

# CANDLEWOOD SECURITIES LLC

## STATEMENTS OF INCOME (LOSS)

|  | FOR THE YEARS ENDED DECEMBER 31, | |
| --- | --- | --- |
|  | **2008** | 2007 |
| REVENUES | $ 320,973 | $ - |
| OPERATING EXPENSES | 322,792 | 45,234 |
| OTHER INCOME | - | 35,000 |
| NET LOSS | $ (1,819) | $ (10,234) |

*See accompanying notes to financial statements.*

# CANDLEWOOD SECURITIES LLC

## STATEMENTS OF CHANGES IN MEMBERS' EQUITY

## FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

| | | |
|---|---|---:|
| Balance, January 1, 2007 | $ | 25,311 |
| Contributions | | 15,000 |
| Net Loss | | (10,234) |
| **Balance, December 31, 2007** | | **30,077** |
| **Net Loss** | | **(1,819)** |
| **Balance, December 31, 2008** | **$** | **28,258** |

*See accompanying notes to financial statements.*

-4-

# CANDLEWOOD SECURITIES LLC

## STATEMENTS OF CASH FLOWS

|  | FOR THE YEARS ENDED DECEMBER 31, | |
| --- | --- | --- |
|  | **2008** | 2007 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net loss | $ (1,819) | $ (10,234) |
| NET CASH USED IN OPERATING ACTIVITIES | (1,819) | (10,234) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Members' contributions | - | 15,000 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | - | 15,000 |
| NET (DECREASE) INCREASE IN CASH | (1,819) | 4,766 |
| CASH, beginning of year | 25,398 | 20,632 |
| CASH, end of year | $ 23,579 | $ 25,398 |

*See accompanying notes to financial statements.*

# CANDLEWOOD SECURITIES LLC

## NOTES TO FINANCIAL STATEMENTS

### NOTE A - Summary of significant accounting policies

*Business activity*
Candlewood Securities LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934.

The Company was formed on September 9, 2002, as an Ohio limited liability company; as such, its members possess limited personal liability for obligations of the Company. The Company will continue to exist perpetually unless terminated earlier by agreement of the members.

As a member of the Financial Industry Regulatory Authority (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(i) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $5,000, pursuant to the SEC's Uniform Net Capital rule 15c3-1. The Company's net capital balance was $23,579 and $25,398 at December 31, 2008 and 2007, respectively. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 0 to 1 at December 31, 2008 and 2007.

*Basis of accounting*
The Company prepares its financial statements on the accrual basis of accounting according to generally accepted accounting principles.

*Income taxes*
The Company, with the consent of its members, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

*Use of estimates*
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### NOTE B - Related party

Candlewood Partners, Inc. and Candlewood Partners, LLC are related parties by common ownership. The Company has a services agreement with both related parties. Management fees of $310,000 and $35,000 were paid to Candlewood Partners, Inc. during the years ended December 31, 2008 and 2007, respectively.

# CANDLEWOOD SECURITIES LLC

## NOTES TO FINANCIAL STATEMENTS

**NOTE B - Related party**

Effective August, 2008, the Company entered into an operating agreement with Candlewood Partners, Inc., whereby the Company pays $440 per month for rent and utilities incurred by Candlewood Partners on behalf of the Company. Expenses reported by the Company related to this agreement for the year ended December 31, 2008 were $2,200.



**Cleveland Office**

32125 Solon Road

Cleveland, Ohio 44139

(440) 248-8787

fax (440) 248-0841

www.SSandG.com

<u>Independent Auditors' Report on Supplementary Information</u>
<u>Required by Rule 17a-5 of the Securities and Exchange Commission</u>

To the Members
Candlewood Securities LLC

We have audited the accompanying financial statements of Candlewood Securities LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 19, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*SS & G Financial Services, Inc.*

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
February 19, 2009

**Providing the
services that
bring solutions.**

member of:
OSCPA, PCAOB, the AICPA's
Center for Audit Quality, and
The Leading Edge Alliance.

# CANDLEWOOD SECURITIES LLC

## SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

## DECEMBER 31, 2008

**NET CAPITAL**

| | | |
|---|---|---|
| Total members' equity from statement of financial condition | $ | 28,258 |
| Deductions and/or charges | | |
| Nonallowable assets: Prepaid expense | | 4,679 |
| | | |
| Net capital before haircuts on security positions | | 23,579 |
| Haircuts on securities | | - |
| | | |
| **NET CAPITAL** | $ | 23,579 |

**AGGREGATE INDEBTEDNESS**

| | | |
|---|---|---|
| Total liabilities from statement of financial condition | $ | - |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | | |
|---|---|---|
| Minimum net capital required (6-2/3% of Total Aggregate Indebtedness) | $ | - |
| Minimum dollar required net capital | $ | 5,000 |
| Net capital requirement | $ | 5,000 |

| | | |
|---|---|---|
| **EXCESS NET CAPITAL** | $ | 18,579 |

| | |
|---|---|
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.0 to 1.0 |

| | | |
|---|---|---|
| EXCESS CAPITAL AT 1000% | $ | 23,579 |

| | | |
|---|---|---|
| Reconciliation with Company's computation of net capital as presented in Part II of Form X-17A-5 as of December 31, 2008: | | |
| Net Capital as reported in Company's Part II (unaudited) FOCUS report | $ | 23,576 |
| Audit adjustments - rounding | | 3 |
| Net Capital as reported above | $ | 23,579 |

# CANDLEWOOD SECURITIES LLC

## SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

## DECEMBER 31, 2008

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of rule 15c3-3 under Section (k)(2)(i) of the rule.



**Cleveland Office**

32125 Solon Road

Cleveland, Ohio 44139

(440) 248-8787

fax (440) 248-0841

www.SSandG.com

## Supplemental Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members
Candlewood Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Candlewood Securities LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all the deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.



We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*SS&D Financial Services, Inc.*

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
February 19, 2009

SS&G *Financial Services*
Certified Public Accountants & Advisers

www.SSandG.com

# CANDLEWOOD SECURITIES LLC

*FINANCIAL*
*STATEMENTS AND*
*SUPPLEMENTAL INFORMATION*
*(With Independent Auditors' Report)*

*FOR THE YEARS ENDED*
*DECEMBER 31, 2008 AND 2007*

# SECURITIES AND EXCHANGE COMMISSION

### Washington, D.C. 20549

### ANNUAL AUDIT REPORT

For the Period from January 1, 2008 to December 31, 2008

Candlewood Securities LLC
**(Name of Respondent)**

10 ½ E. Washington Street
Cleveland, Ohio 44022
**(Address of Principal Executive Office)**

Mr. William Vogelgesang
Candlewood Securities LLC
10 ½ E. Washington Street
Cleveland, Ohio 44022
(440) 247-2800
**(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)**